December 12, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F Street NE
Washington, D.C. 20549

Attn. Office of Trade & Services

Re: Exela Technologies, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2022
Response dated November 15, 2023

File No. 001-36788

Greetings:

We hereby respond to the comments made by the Division of Corporation Finance, Office of Trade & Services (the "Staff") in your letter dated November 28, 2023 (responding to our letter dated November 15, 2023 (written in response to the Staff's letter dated October 16, 2023)), in each case related to the above- referenced filing of Exela Technologies, Inc. (the "Company" or "Exela") and the Staff's initial letter dated September 6, 2023. We appreciate the opportunity to respond to your further inquiries. For ease of reference, the Staff's comment is repeated in bold, italicized text below, immediately followed by the Company's response. Unless otherwise noted, any references to prior comments are to comments raised in your September 6, 2023 letter (reproduced in our related letter dated October 4, 2026).

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Note Regarding Non-GAAP Financial Measures, page 51

1.	We note your response to prior comment 1. Please quantify for us the amounts that represent process improvement and/or strategic initiatives from the amounts that represent integration costs from actions such as the merger of software platforms included in what you refer to as "Optimization" in the response and the "Transaction and integration costs" and "Contract costs" line items in your reconciliation on page 52. Please further explain to us the nature of the amounts for the years presented addressing why these costs are not critical to your operations, revenue generating activities and business strategy and thus represent normal, recurring, cash operating expenses necessary to operate your business. Also, operating expenses that occurs repeatedly or occasionally, including at irregular intervals, are considered recurring. Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. To the extent you are using Adjusted EBITDA as a liquidity measure in accordance with your debt agreements, please tell us your consideration of beginning your reconciliation with cash flows from operating activities and including the disclosures in Question 102.09 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations where you present this measure.

Below we have quantified the amounts that represent process improvement and/or strategic initiatives from the amounts that represent integration costs from actions such as the merger of software platforms included in "Optimization," "Transaction and integration costs" and "Contract costs" line items in the reconciliation on page 52.

	Year Ended December 31,
(in thousands of United States dollars)	2022	2021	2020
Integration	$272	$81	$542
Process Improvement	20,870	17,560	41,148
Optimization expenses	$21,142	$17,641	$41,690

Below please find our further explanation as to the nature of the amounts for the years presented addressing why these costs are not critical to our operations, revenue generating activities and business strategy and thus represent normal, recurring, cash operating expenses necessary to operate our business.

Exela and its predecessor companies grew as result of acquisitions (both before and after the 2017 business combination), and as a result, inherited several platforms and processes that were redundant and came with large license and maintenance costs. During the periods presented, Exela has undergone a global platform consolidation and optimization initiative, where multiple platforms performing similar functions were taken offline and eventually consolidated. While there are still legacy systems subject to these initiatives, during the periods presented, the Company was able to consolidate the payroll, accounts payable, purchase requisition, workforce management, employee records management, document repository, sales and contract approval management, employee time tracking, and customer transaction repositories for most of its subsidiaries.

Optimization takes into account the reduction in license cost, service personnel who were performing similar activities (but under various platforms), and ongoing IT infrastructure and maintenance costs for these consolidating systems in addition to related process improvement. All of these are one-time initiatives with respect to the specific platform/system/process, and once consolidated, Exela did not incur repeated or occasional costs with respect to the same.

Integration costs take into account the costs incurred by Exela in understanding the various critical process links and delivery systems from its acquired systems, the preparation of an integrated workflow to bring the systems together and enable the delivery chain with advanced reporting and monitoring capabilities in addition to taking into account the reduction in overlapping applications, license cost, third party service provider expenses, and transition to new or other platforms to limit workflow touch points and personnel spend.

Process improvement at Exela in the post-acquisition context typically involves focus on the highest cost category of an acquired business, such as labor, and seeks to reduce the cost impact by identifying and implementing improvement initiatives through applying automation and other state-of-the-art delivery process to meet customer demands. As described in our prior letters, these improvements focus on automation, upgrading or replacing existing technology, location, and infrastructure, and often times new process may be located in a new location or in the cloud, with new technology to bring the optimal outcome.

With regard to your question whether we are using Adjusted EBITDA as a liquidity measure in our debt agreements, as we have described in our prior letters, Adjusted EBITDA is a measure we track in accordance with our debt agreements, and that we believe is useful to investors to provide context to the Company's development, however, we confirm that we are not using it as a liquidity measure in our debt agreements.

2.	We note your response to prior comment 2. Please explain in further detail the nature of the related "indirect costs."

As described in our response to prior comment 2, the "indirect costs" consist of IT impact, technology and other administrative costs and idle costs due to revenue loss. "IT impact, technology and other administrative costs" are primarily technology and Company-wide personnel costs, fixed overhead, and allocated costs that were not engaged during the network outage which began at the end the second quarter of 2022, and "idle costs due to revenue loss" reflect the costs of production of affected sites that were not able to produce revenue as a result of the network outage for a longer period into the third quarter of 2022.

3.	We note your response to comment 2 in our letter dated September 6, 2023. Please explain the nature of the costs included in the "Employee severance and retention bonus" line item. Address whether the costs relate to a formal restructuring plan or acquisition. Please explain the nature of the costs included in the "System establishment and integration/transition costs" line item. Please quantify for us the amounts that represent process improvement and/or strategic initiatives from the amounts that represent integration costs from actions such as the merger of software platforms. For all the items addressed in this comment, please further explain to us why these costs are not critical to your operations, revenue generating activities and business strategy and thus represent normal, recurring, cash operating expenses necessary to operate your business. Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

The costs included in the "Employee severance and retention bonus" line item relate to retention bonuses and severance packages to retain and reward critical talent implemented in connection with the optimization and integration exercise described in our response to the first question in this letter above, where Exela depended on certain key employees' knowledge, customer relationships, and leadership skills, and that were implemented during the transition time. These bonuses did not relate to a formal restructuring plan, but do result from the acquisitions described above.

Please refer to our response to the first question in this letter regarding the nature of the costs included in the "System establishment and integration/transition costs" line item, and quantification of the amounts that represent process improvement and/or strategic initiatives from the amounts that represent integration costs.

* * *

We hope that the foregoing has been responsive to the Staff's comments. If you have any questions related to this letter, please feel free to contact the undersigned at (310)-740-9717.

Sincerely,

/s/ Matthew Brown
Matthew Brown
Interim Chief Financial Officer